UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE



      						March 25, 2005

Via facsimile and U.S. Mail

Mr. Michael J. Mauceli
Manager
Reef Global Energy Ventures II
1901 N. Central Expressway, Suite 300
Richardson, Texas  75080

Re:  	Reef Global Energy Ventures II
	Form S-1 filed February 22, 2005
	File No. 333-122935

Dear Mr. Mauceli:

      We have limited our review of the above-referenced filing and the information included in your fax to the staff on March 4, 2005, to the comments we issue in this letter. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. Confirm that you considered Commission Releases 33-6900 and 33-6922 when drafting the Form S-1. In that regard, please include appropriate bullet point disclosure on the cover page, and list each risk factor separately in the detailed table of contents, which also lacks page number references. Risks that you need to identify in appropriate detail on the cover page include, without limitation, the following:

a) those relating to the conflicts of interest between you and the underwriter, naming the related parties and their relationship;
b) those related to the standby underwriting arrangement whereby affiliates can ensure that the "minimum" amount is raised regardless of the amount of "independent" funds that are raised; and
c) the high risk suggested by the negative "prior performance" information, including the revised disclosure that will make this clear.

We may have additional comments.

2. Reconcile the amounts that appear in the fee table with the disclosure that appears in the Plan of Distribution section and in
Item 13, "Other Expenses of Issuance and Distribution." In that regard, it appears that your affiliated underwriter, Reef Securities,
Inc., could potentially obtain commissions significantly in excess of the 9% you cite at page 77.

3. Confirm to us that the NASD has approved all underwriting compensation and arrangements.

4. Ensure that your disclosure is balanced. For example, in the summary section you indicate that your partnerships have been designed to "minimize the additional risks associated with an exploratory drilling program." But you fail to emphasize that none of your prior partnerships that began after April 1997 has yielded any profit to date. Nor do you mention that neither any of those partnerships, nor half of the four that began operations before that date, have returned anything beyond at most a small fraction of the initial investor capital. Disclose this history explicitly in the summary, in a new and prominently placed risk factor, and in the "Prior Activities" section. We may have additional comments.

5. Also, explain further the nature of the differences from the "single well drilling ventures" and the other prior ventures that you omitted from the current registration statement. We note the reference in the second bullet point under "Prior Activities" in your
March 4 letter. Provide us with that tabular information, with a view toward expanded disclosure that would include all appropriate prior activities.

Unit Purchase Program, page 22

6. With a view toward disclosure, advise us with respect to these future offers what consideration you gave to the application of
Section 14(e), Regulation 14E and -- to the extent the partnership has a class of equity securities registered pursuant to Section 12 or is otherwise reporting pursuant to Section 15(d) - Rule 13e-4. We may have additional comments.

7. State explicitly, if true, that there are no limits on the amount that may be repurchased from members of management or other affiliates. Disclose that you could satisfy the entire 5% "obligation" with purchases from affiliates, or explain why that is not the case. Explain whether you believe the "other method as we determine reasonable" would in any way limit your discretion in that regard. Reconcile the "at least 5%" provision with the "no more than
5%" provision.

8. If you retain the program, provide appropriate risk factor disclosure to highlight the risks and limitations of the program, including your ability to opt out any time there has been a 20% or more downturn in oil or gas prices during the interim period.

Additional Financing, page 26
9. We note the second bullet point in the section entitled "Assessments and Borrowings" in your letter of March 4, 2005 regarding non-recourse loans to the partnership to "finance additional partnership activities." With a view towards expanded disclosure, tell us the nature of these additional partnership activities. Also, clarify the "certain limitations" to which you refer in your letter.
10. We note your discussion regarding additional financing required to uphold the partnership`s obligations and the information in the third bullet point in the section entitled "Assessments and Borrowings" in your letter of March 4, 2005. Expand your disclosure in your registration statement to identify the effects of the sale of production interests on the partnership and the expectation of distributions to the initial partners.

Tax Considerations, page 58
11. Revise to provide a caption that refers to the material federal income tax consequences.
12. In this section, you include a statement that partners "should consult" with their own tax advisors. The reader may rely on the disclosure that appears in your registration statement, including disclosure relating to legal and tax consequences. You may replace the admonition with language to the effect that you recommend or encourage that consultation. Ask counsel to make corresponding revisions to its opinion.

Plan of Distribution, page 77

13. Explain further the reference to advancing commissions "from our own funds." Identify which entity is advancing these funds as well as the ultimate source of the funds being advanced. Also explain how purchases by affiliates would impact your obligation to forward these commissions to the parties you describe.

14. In that regard, identify all appropriate parties as "standby underwriters" as a result of the provisions you describe under "Our
Purchase of Units" at page 78. Quantify and explain the reference in that section to "net of the management fee." We may have additional comments.

Appendix D - Draft Opinion of Counsel

15. Obtain a new opinion that does not include the limitation "in all material respects" that currently appears in the fifth paragraph and that defines in context the term "preponderance" as used in the seventh paragraph.

16. Advise us whether amendments to the partnership agreement would be provided to all investor partners and would require each partner`s assent. We note the suggestion at page D-3 that such amendments would be "made available to any investor partner upon written request."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Direct questions to Melinda Kramer at (202) 942-1938 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Direct any correspondence to us at the following ZIP Code: 20549-0405.

								Sincerely,




								H. Roger Schwall
								Assistant Director



cc:	Melinda Kramer
	Timothy Levenberg

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Reef Global Energy Ventures II
March 25, 2005
Page 1